APPENDIX K

First Security Fund Advisers, Inc.

PROXY VOTING POLICY AND PROCEDURES

Policy Statement

These procedures apply to First Security Fund Advisers, Inc. (“Adviser”) and all client accounts for which it is responsible for voting proxies, including all mutual funds, limited partnerships, limited liability companies, separate accounts, other accounts for which it acts as investment adviser and any accounts for which it acts as sub-adviser that have directly or indirectly delegated proxy voting authority to the Adviser.

The Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the beneficial owners of the accounts it manages.

General Guidelines. All proxies are considered and voted on a case-by-case basis. The Adviser attempts to consider all factors relevant to a proxy proposal including the potential impact on the value and liquidity of the investment, the anticipated costs and benefits, and related customary industry and business practices. The Adviser, on occasion, may determine to abstain from voting a proxy or a specific proxy item when it concludes that the potential benefit of voting is outweighed by the cost or when it is not in a client’s best interest to vote. When a client has authorized the Adviser to vote proxies on its behalf, the Adviser will generally not accept instructions from the client regarding how to vote proxies.

Specific Guidelines. While the factors of the general guidelines are applied to each proxy proposal received, the Adviser typically applies the following guidelines with respect to certain of the more routine proxy proposals discussed below. The Adviser reserves the right to deviate from these guidelines if adherence thereto would not be, in the opinion of the Adviser, in the best interests of a client.

Ratification of Auditors. The Adviser values the independence of a company’s auditors. The Adviser will typically support management’s recommendation regarding the appointment of an independent public accountant. The Adviser will evaluate on a case-by-case basis the appointment of an independent public accountant that provides significant non-audit services to the company or its affiliates or proposed changes to the independent public accountant.

Election of Directors. The Adviser believes that effective company management starts with an independent Board of Directors and independent Board committees. The Adviser will typically support the election of any qualified independent director or the election of any qualified interested director if a majority of the Board of Directors will continue to be comprised of independent Directors. The Adviser will generally vote against the election of a Director that has failed to attend at least 50% of all regularly scheduled Board meetings, any proposal to classify the Board of Director, and any proposed limitations on a Director’s term.

Compensation. The Adviser believes that competitive compensation packages for Directors, officer, and employees helps companies attract and retain high quality personnel and promotes company loyalty. The Adviser also believes that equity-based compensation is a means to align the interests of Directors, officers, and employees with those of a company’s shareholders. The Adviser will generally vote “Against” proposed equity-based compensation that it believes is excessive or significantly dilutes shareholder equity.

Corporate Governance and Shareholder Rights. The Adviser supports shareholder voting rights and typically will vote “Against” proposals intended to limit such rights (e.g. classified Board of Directors, supermajority voting requirements, the elimination of shareholders’ ability to act by unanimous consent or to call special meetings of the shareholders, the ability to vote of equity compensation annually).

Anti-Takeover Provisions. The Adviser does not support actions intended to discourage a takeover of a company and typically will vote “Against” proposals that support the initiation of a “poison pill” which includes blank check preferred stock, management compensation packages triggered by a takeover such as “golden parachutes,” the right given to shareholders of a target company to purchase additional shares of the target company at a discount price prior to a takeover, or the right given to shareholders of a target company to purchase additional shares of an acquiring company at a discount price after a takeover. The Adviser will generally vote “For” any proposal that will result in the elimination of any “poison pill” currently employed by a company.

Capital Structure. The Adviser will typically vote “For” any proposal to increase authorized common shares or issue a new class of securities if, as a result, client interests are not disadvantaged, or to repurchase shares.

Proxy Voting Process

All proxy materials shall be delivered to the Chief Compliance Officer for logging prior to dissemination to a client’s Portfolio Manager for consideration and voting. The Chief Compliance Officer shall review the proxy voting materials for any conflicts of interest (see below). If the Chief Compliance Officer does not identify any material conflicts with respect to the Adviser’s voting of a proxy, the proxy and related materials shall be forwarded to the applicable Portfolio Manager for review and evaluation. The Portfolio Manager shall return all proxies materials and related voting instructions to the Chief Compliance Officer who will then vote the proxies on behalf of the Adviser pursuant to the voting instructions received from the Portfolio Manager.

To track the status of proxies received and to ensure that proxies are timely voted, the Chief Compliance Officer shall maintain a spreadsheet that reflects the following information regarding each proxy statement received during a calendar year: (1) the date the proxy material was received; (2) the issuer; (3) the date the proxy vote was submitted; (4) the number of issuer shares held by clients; (5) the number of shares voted; (6) a description of each proposal; (7) whether the Adviser voted “For” or “Against” a proposal (or abstained from voting); and (8) whether the Adviser voted “For” or “Against” management with respect to a proposal.

Conflicts of Interest

In furtherance of the Adviser’s goal to vote proxies in the best interests of clients, the Adviser follows procedures designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients.

Procedures for Identifying Conflicts of Interest.

The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting:

•	The Adviser shall monitor the potential for conflicts of interest with respect to voting proxies on behalf of client accounts as a result of business, personal or familial relationships (e.g. the adviser or an affiliate has a substantial business, personal or familial relationship with the company issuing the proxy statement, that company’s directors, director nominees, senior management or significant shareholders or any person involved in a related proxy).

•	The Adviser’s Chief Compliance Officer shall maintain an up to date list of issuers with respect to which the Adviser has a conflict of interest in voting proxies on behalf of client accounts. The Adviser shall not vote proxies relating to issuers on such list on behalf of client accounts unless the Chief Compliance Officer has been determined that the conflict of interest is not material or a method for resolving such conflict of interest has been agreed upon and implemented, as described below.

Procedures for Assessing Materiality of Conflicts of Interest and for Addressing Material Conflicts of Interest.

A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. A conflict of interest shall be deemed material in the event that the issuer that is the subject of the proxy or any executive officer of that issuer has a client relationship with the Adviser of the type described above. All other materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser’s Chief Compliance Officer shall maintain a written record of all materiality determinations.

If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

If it is determined that a conflict of interest is material, one or more methods may be used to resolve the conflict, including:

•	disclosing the conflict to the client and obtaining its consent before voting;

•	suggesting to the client that it engage another party to vote the proxy on its behalf;

•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein;

•	such other method as is deemed appropriate under the circumstances, given the nature of the conflict;

The Adviser shall not vote any proxy on behalf of registered investment company – any such proxies shall be referred to that company’s board of directors to determine how such proxies shall be voted.

The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.

Disclosure of Proxy Voting Procedures and Record

A description of these proxy voting procedures will be included in the Adviser’s Form ADV. The Adviser shall provide a copy of these procedures as well as the Adviser’s proxy voting record with respect to securities held in a client account to any client upon request.

Recordkeeping

The Adviser shall maintain the following records relating to proxy voting:

•	a copy of these policies and procedures;

•	a copy of each proxy form (as voted);

•	a copy of each proxy solicitation (including proxy statements) and related materials with regard to each vote;

•	documentation relating to the identification and resolution of conflicts of interest;

•	any documents created by the Adviser that were material to a proxy voting decision or that memorialized the basis for that decision; and

•	a copy of each written client request for information on how the Adviser voted proxies on behalf of the client, and a copy of any written response by the Adviser to any (written or oral) client request for information on how the Adviser voted proxies on behalf of the requesting client.

Such records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the fiscal year during which the last entry was made on such record, the first two years in the Adviser’s office.

In lieu of keeping copies of proxy statements, the Adviser may rely on proxy statements filed on the EDGAR system as well as on third party records of proxy statements and votes cast if the third party provides an undertaking to provide the documents promptly upon request.

Adopted: March 24, 2015